SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED

PUSUANT TO SECTION 240.13d-2(a)

(Amendment No. 1)*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

Neil Sell, as Trustee of the
Bradley Berman Irrevocable Trust
Julie Berman Irrevocable Trust
Jessie Lynn Berman Irrevocable Trust and
Amy Berman Irrevocable Trust
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8337

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(612-672-8200)

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

January 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381013 10 1	13D

1

NAMES OF REPORTING PERSONS

Neil Sell, Individually and as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust; and as sole trustee of the Theresa Berman 2012 Irrevocable Trust for the Benefit of Lyle A. Berman (the “2012 Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,127 Shares
	8	SHARED VOTING POWER 505,194 Shares
	9	SOLE DISPOSITIVE POWER 37,127 Shares
	10	SHARED DISPOSITIVE POWER 505,194 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,321 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%
14	TYPE OF REPORTING PERSON IN, OO

2

CUSIP NO. 381013 10 1	13D

1	NAMES OF REPORTING PERSONS Gary Raimist, as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 505,194 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 505,194 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,194 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%
14	TYPE OF REPORTING PERSON OO

3

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $.01 par value per share (the “Shares”), of Golden Entertainment, Inc., a Minnesota corporation (the “Issuer” or “Golden”). The address of Golden’s principal executive office is 6595 S. Jones Blvd., Las Vegas, NV 89118.

Item 2.	Identity and Background.

(a)-(c) Neil I. Sell and Gary Raimist, Trustees of the Bradley Berman Irrevocable Trust, the Julie Berman Irrevocable Trust, the Jessie Lynn Berman Irrevocable Trust, and the Amy Berman Irrevocable Trust (together, the “Trusts”) are the persons filing this Schedule 13D (the “Reporting Persons”). The beneficiaries of the Trusts are the adult children of Lyle Berman a director of the Issuer. The address of the Reporting Persons is c/o Maslon Law Firm, 90 South 7th Street, Suite 3300, Minneapolis, MN 55402.

(d)-(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons used funds of the Trusts to obtain the shares of Common Stock which are held in the Trusts, and Mr. Sell used personal funds for those shares held individually. Mr. Sells holdings also include options which were granted by Golden as part of his compensation as a director of Golden.

Item 4.	Purposes of Transaction.

The shares of common stock of Golden subject to this Statement are held by the Trusts and Mr. Sell solely for investment purposes. Although the Trusts and Mr. Sell have not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of Golden if and when they deem it appropriate. They may formulate other purposes, plans or proposals relating to any of such securities of Golden to the extent deemed advisable in light of market conditions, investment policies and other factors.

The Trusts and Mr. Sell have no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

4

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Reporting Persons are the trustees of the Trusts. The beneficiaries of the Trusts are Bradley Berman, Julie Berman, Jessie Lynn Berman, and Amy Berman. The Reporting Persons share voting and dispositive power with respect to the 505,194 shares of Common Stock held by the Trusts in the aggregate. In addition, Mr. Sell is sole trustee of the 2012 Trust which holds 5,496 shares. Mr. Sell holds 31,631 shares individually, which includes 24,932 shares that may be purchased under stock options that are currently vested or will vest within 60 days.

Mr. Sell, as Trustee of the Trusts and the 2012 Trust and individually, beneficially owns 2.0% of the Issuer’s Common Stock. Mr. Raimist, as Trustee of the Trusts, beneficially owns 1.8% of the Issuer’s Common Stock. Based upon the final prospectus filed by Golden on January 23, 2018, after taking into account the effect of the offering Golden should have 27,387,626 shares outstanding as of January 23, 2018.

(c)	On January 16, 2018, the Trustees of the Trusts entered into an agreement with certain underwriters to sell an aggregate of 750,000 shares (187,500 shares from each trust) of Golden. The sale of these shares was consummated on January 23, 2018 at a price of $26.635 per share.

(d)	Not applicable.

(e)	On January 23, 2018, the Trusts and the Reporting Persons ceased to be beneficial owner of more than 5% of Golden’s common stock.

Item 6.	Contracts, Agreement, Understandings With Respect to Securities of the Issuer.

On January 18, 2018, the Trustees of the Trusts, along with other shareholders, entered into an agreement to sell up to an aggregate of 750,000 shares of Golden’s common stock. The offering closed on January 23, 2018. As a result of this transaction and the offering, the percentage of Golden’s outstanding common stock beneficially owned by the Trusts and the Reporting Persons was reduced to under 5.0%. Based upon the final prospectus dated January 23, 2018, Golden was expected to have 27,387,626 shares outstanding as of January 23, 2018.

Mr. Sell is a director of Golden.

Other than as stated above, the Trustees have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of Golden, including, but not limited to, transfer or voting of any securities of the Golden, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Exhibits.

 99.1 Joint Filing Agreement.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: _February 8__________, 2018

/s/ Neil Sell
Neil Sell, Individually, and as Trustee of
The Bradley Berman Irrevocable Trust
The Julie Berman Irrevocable Trust
The Jessie Lynn Berman Irrevocable Trust and
The Amy Berman Irrevocable Trust; and as Sole Trustee of the Theresa Berman 2012 Irrevocable Trust for the Benefit of Lyle A. Berman

/s/ Gary Raimist
Gary Raimist, as Trustee of
The Bradley Berman Irrevocable Trust
The Julie Berman Irrevocable Trust
The Jessie Lynn Berman Irrevocable Trust and
The Amy Berman Irrevocable Trust

6

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Joint Filing Agreement.

7